# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Clipper Realty Inc., CIK 0001649096
CUSIP: 18885T306
Title of class of securities: Common stock, par value $0.01 per share
Address of issuer's principal executive offices: 4611 12TH AVENUE, SUITE 1L, BROOKLYN, New York (NY), 11219
Date of event which requires filing of this statement: 09/10/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001730985

## Reporting persons
- Marc Bistricer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 879,762; sole dispositive power 0; shared dispositive power 879,762; aggregate amount beneficially owned 879,762 (5.4% of the class)
  Comment: Based on 16,157,566 shares of common stock, par value $0.01 per share ("Common Stock"), of Clipper Realty Inc. (the "Issuer") outstanding as of August 6, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on August 6, 2026.
- David Bistricer Trust of 2014: type of reporting person: other (OO); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 793,537; sole dispositive power 0; shared dispositive power 793,537; aggregate amount beneficially owned 793,537 (4.9% of the class)
  Comment: Based on 16,157,566 shares of Common Stock of the Issuer outstanding as of August 6, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2026
- Moric Bistricer Trust of 2013: type of reporting person: other (OO); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 86,225; sole dispositive power 0; shared dispositive power 86,225; aggregate amount beneficially owned 86,225 (0.5% of the class)
  Comment: Based on 16,157,566 shares of Common Stock of the Issuer outstanding as of August 6, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2026.

## Item 1. Issuer
Name of issuer: Clipper Realty Inc.
Address of issuer's principal executive offices: 4611 12TH AVENUE, SUITE 1L, BROOKLYN, NEW YORK, 11219.

## Item 2. Person Filing
Name of person filing: Marc Bistricer, David Bistricer Trust of 2014, and Moric Bistricer Trust of 2013 (collectively, the "Reporting Persons"). Marc Bistricer is the sole trustee of each of: David Bistricer Trust of 2014 and Moric Bistricer Trust of 2013.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is c/o Clipper Realty Inc., 4611 12th Avenue, Suite 1L, Brooklyn, New York 11219.
Citizenship: Marc Bistricer is a citizen of the United States of America, and each of: David Bistricer Trust of 2014 and Moric Bistricer Trust of 2013 is a trust organized under the laws of the State of New York.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.
Percent of class: The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.
Sole power to vote or to direct the vote: The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.
Shared power to vote or to direct the vote: The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.
Sole power to dispose or to direct the disposition: The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.
Shared power to dispose or to direct the disposition: The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit A: Joint Filing Agreement

## Signatures
- Marc Bistricer: /s/ Marc Bistricer, Individual (09/17/2026)
- David Bistricer Trust of 2014: /s/ Marc Bistricer, Trustee (09/17/2026)
- Moric Bistricer Trust of 2013: /s/ Marc Bistricer, Trustee (09/17/2026)